Via Facsimile and U.S. Mail
Mail Stop 6010

October 16, 2008

Ms. Adelene Q. Perkins
Executive Vice President & Chief Business Officer
Infinity Pharmaceuticals, Inc.
780 Memorial Drive
Cambridge, Massachusetts   02139

Re: **Infinity Pharmaceuticals, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2007
       Filed on March 14, 2008
       Form 10-Q for Period Ended June 30, 2008
       Filed on August 6, 2008
       File No. 000-31141

Dear Ms. Perkins:

        We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

        Sincerely,

        Joel Parker
        Accounting Branch Chief